UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE TO INCLUDE PHYSICAL GOLD DELIVERY AS WITHDRAWL OPTION

Vancouver, British Columbia – March 22, 2016 – BITX FINANCIAL CORP (OTCQB: BITXF) and its 100% owned and operated digital asset exchange DIGATRADE (digatrade.com) today are pleased to report that an offering of a new method of withdrawing funds in the form of physical gold to our EU clients will be made available. Gold, for centuries has proved to be a timeless and exceedingly valuable source of capital preservation due to its unwavering value. Additionally, gold has always been an efficient hedge against the inflation and currency risks. Bitcoin has been often described as digital gold so we intent to bring bitcoin and gold a bit closer. The Company is in discussions with an internationally recognized precious metals reseller operator with exclusive working relationships with mints based across Europe including Switzerland, The Austrian Mint and the Münze Österreich, the 800 year old Vienna-based mint.

Gold prices will be quoted in USD and updated every 5 minutes. After this withdrawal option has been implemented, purchases will be available with USD. Before submitting an order, USD customers’ balances must be available.

More information will be made available as it materializes.

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: March 22, 2016	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO